Filed by Centene Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Health Net, Inc.
Commission File No.: 1-12718

Centene Corporation (NYSE:CNC)

Q2 2015 Earnings Conference Call

July 28, 2015 08:30 A.M. ET

CORPORATE PARTICIPANTS

Ed Kroll – SVP, Finance and IR

Michael F. Neidorff – Chairman, President, and CEO

William N. Scheffel – CFO and EVP

Jesse N. Hunter – EVP and Chief Business Development Officer

K. Rone Baldwin – EVP, Insurance Group Business Unit

PRESENTATION

Operator

Good morning, and welcome to the Centene Corporation Second Quarter 2015 Financial Results Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by zero. After today’s presentation there will be an opportunity to ask a question. To ask a question you may press star then one on your telephone keypad. To withdraw your question please press star then two. Please note this event is being recorded. I would now like to turn the conference over to Ed Kroll, Senior Vice President of Finance and Investor Relations. Please go ahead.

Ed Kroll

Thank you, Emily and good morning everyone. Thank you for joining us on our Second Quarter 2015 earnings call. Michael Neidorff, Chairman and Chief Executive Officer; and Bill Scheffel, Executive Vice President and Chief Financial Officer of Centene will host this morning’s call. The call should last approximately 45 minutes and may also be accessed through our website at centene.com. A replay will be available shortly after the call’s completion, also at centene.com, or by dialing 877-344-7529 in the U.S. and Canada, or in other countries by dialing 412-317-0088. The playback number for both of those dial-ins is 10067851.

Any remarks that Centene may make about future expectations, plans, and prospects constitute forward-looking statements for purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in Centene’s most recently filed Form 10-Q dated today, July 28, 2015 and other public SEC filings.

Centene anticipates that subsequent events and developments will cause its estimates to change. While the company may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. And finally today’s earnings call does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval.

In connection with the proposed Health Net transaction, Centene will be filing with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement of Health Net, Inc. and Centene Corporation that also constitutes a prospectus of Centene. The registration statement is not complete and will be further amended. After the registration statement has been declared effective by the SEC, the final joint proxy statement and prospectus will be mailed to Health Net and Centene shareholders both.

You should review materials when they are filed with the SEC carefully, as they will include important information about the proposed transaction, including information about Health Net and Centene, the respective Directors, Executive Officers, and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction.

As a reminder, our next Investor Day is Friday, December 18th in New York City. Please mark your calendars. And with that, I’d like to turn the call over to our Chairman and CEO, Michael Neidorff. Michael?

Michael F. Neidorff

Thank you Ed. Good morning everyone and thank you for joining Centene’s second quarter 2015 earnings call. Before I provide details of our second quarter results I would like to comment on Centene’s recently announced acquisitions of Health Net. The cash and stock transaction valued at approximately $6.8 billion.

Uniting Centene and Health Net creates one of the largest government sponsored healthcare providers in the country. We estimate pro forma 2015 annual premium and service revenue of approximately $37 billion and adjusted EBITDA in excess of $1.5 billion. We believe this transaction creates significant value for Centene and Health Net shareholders and other key stakeholders. It is expected to be more than 10% accretive to GAAP earnings per share and over 20% accretive to adjusted earnings per share in the first full year following the close.

We anticipate pretax synergies of $75 million by the end of the first year and additional $75 million by the end of year two. Please note these synergies are on top of any synergies contemplated by Health Net from their current and anticipated relationship with us. Importantly, this acquisition enhances the sustainability of Centene’s long-term growth rate that provides additional scale and diversification across both new and existing markets, products in government sponsored healthcare segment.

Let me begin with Medicaid, this combination creates a leading managed Medicaid health plan operator providing coverage to almost 6 million Medicaid beneficiaries. Health Net will increase and enhance Centene’s position in the California Medicaid program, the largest in the country. We will also become a participant in the states dual eligible demonstration program. Centene will have a leadership position in three of the largest Medicaid markets in the country; California, Texas, and Florida.

Second Medicare, Health Net provides the capabilities, scale and quality profile needed to maximize opportunities in the Medicare space. Adding Health Net expands Medicare pipeline beyond the duals. Consistent with Centene’s government sponsored healthcare approach, Health Net’s Medicare advantage focus has been on providing high quality affordable healthcare to low income seniors. This is an important strategic point, as over 65% of Medicare eligible individuals were at or under 400% of the Federal poverty level. The low income Medicare opportunity across Centene’s existing markets is in excess of $150 billion.

Additionally, about 75% of Health Net Medicare advantage members are in four star-rated plans indicative of their commitment to quality. Medicare star ratings are increasingly important to maximize reimbursement and enrolment growth.

Next, health insurance marketplaces. Both companies have a successful track record of providing coverage to subsidy, eligible individuals in marketplaces. The addition of Health Net increases our marketplace presence to 14 states with total membership approaching 500,000 lives.

Now commercial, Health Net’s commercial business is strategically important in their market. Centene remained committed to Health Net’s existing commercial business while maintaining our strategic focus on the significant growth opportunity in the government sponsored healthcare space.

Lastly, additional opportunities include the integration of Centene’s specialty companies across the entire enterprise. Participation in TRICARE and VA program and innovative provider contracting capability, Health Net was an early adaptor of value based contracting and is a leader in performance-based provider contract. We will have the opportunity as appropriate to apply this expertise across our markets and products. We remain on track to close the deal in early 2016 and are moving forward with the necessary filing. The appropriate Hart-Scott-Rodino filing has already been made.

With that, today’s call is about second quarter results and outlook. I ask that you please limit your questions to second quarter results for which I will now thank you in advance. Now on the second quarter financial highlights. We are pleased to report another strong quarterly performance. We added 1.3 million members compared to the second quarter of 2014. This represents a 38% increase to 4.6 million beneficiaries.

Second quarter premium and service revenues grew 39% year-over-year to $5.2 billion. The HBR increased 20 basis points year-over-year to 89.1%. This reflects higher HBRs for the new programs in two of our states. On a sequential basis, the HBR improved 70 basis points due to normal seasonality. Bill will provide further HBR detail including new and existing business mix.

Importantly, we continue to see, as well as anticipate, overall stable medical cost strength. We reported second quarter diluted earnings per share of $0.72 or $0.73 when exceeding $0.01 cost via Health Net acquisition. This compares to $0.39 in last year’s second quarter or $0.47 when excluding the $0.08 impact of the health insurer.

Next market and product updates. First we will discuss recent Medicaid activity. Indiana; during the second quarter we began serving ABD beneficiaries in Indiana under the state’s Hoosier Care Connect program. A launch is proceeding as expected. At the end of the second quarter we had 3900 ABD lives in the state. We anticipate adding over 15,000 ABD lives in Indiana in the third quarter with auto assignments begin.

Florida, in May Centene’s Florida subsidiary, Sunshine Health, was tentatively recommended for a state wide contract award under the Florida Healthy Kids program, where we will manage healthcare services for children and adolescent ages 5 to 18. This award expands Centene’s participation in this program from one region to all 11 regions in this state. We expect this new contract to commence in the fourth quarter of 2015.

Oregon, Centene recently received the necessary approval to close our pending acquisition of Agate Resources, Inc. We are on track to close the transaction in the third quarter of 2015. The entry into Oregon marks Centene’s 23rd state of operation.

Mississippi; Centene’s Mississippi membership grew by more than 100,000 beneficiaries over the first quarter of 2015. This was mainly driven by growth in the Mississippi CAN program. We anticipate additional growth in the third quarter of 2015. In addition, we will begin managing inpatient services in the Mississippi beginning in the fourth quarter 2015.

Louisiana; second quarter was the first full quarter of operations of our expanded contract in Louisiana, which included conversion of non-U.S. clients. This contract is performing in line with our predictions. Additionally Louisiana will begin carving in behavioral services in Centene’s contracts with states, this is expected to commence in the fourth quarter of 2015.

Michigan; in May we completed the acquisition of Fidelis? SecureCare of Michigan and began providing healthcare services to Medicare and dual-eligible members in the state. The contract is proceeding as planned.

Moving on to the dual, at June 30, we served 19,700 members across our dual demonstration contracts in Ohio, South Carolina, Texas, and Michigan. We anticipated additional growth throughout the third quarter 2015.

Next, Centurion; in July Centurion commenced its fifth correctional contract in Mississippi.

Shifting gears, our rate adjustment; we continue to project a 2015 composite rate adjustment flat to 1%.

In conclusion, second quarter results offered continued evidence of Centene’s financial strength and operating capability. Centene’s high priorities of growth opportunities remains robust. We are optimistic about our future and the leading role Centene will be able to play in the evolving healthcare marketplace. Thank you for your interest in Centene. Bill will now provide further detail on our second quarter.

William N. Scheffel

Thank you, Michael and good morning. Our second quarter results continue to reflect strong operating performance in 2015. In connection with our Investor Day in June we raised our earnings guidance by $0.10. And as I indicated on our Investor Day, our updated guidance numbers reflecting more even quarterly distribution of earnings for each of the last three quarters of the year.

The actual results for our second quarter are consistent with our expectations incorporated into the updated guidance numbers from June with year-over-year membership up 38%, premium and service revenues up by 39%, and diluted earnings per share of $0.72; it is $0.73 excluding the $0.01 of merger related cost. The 39% increase in premium and service revenues to 5.2 billion reflect program expansions between years in many of our states. For example, we have experienced significant membership increases in Florida, Illinois, Louisiana, and Mississippi and also significant revenue growth in Ohio and Texas year-over-year ,through the implementation of the new MMP and other programs.

I also want to discuss the variability in the level of premium tax amount we receive and record as revenue. Premium tax and health insurer fee revenue decreased from 370 million in the first quarter to 322 million in the second quarter as a result of a decrease of $48 million in hospital assessment payment received in the second quarter, which we pass through as payments to the hospitals in accordance with the state constructions. These amounts can vary from quarter-to-quarter and we expect the amount of premium tax revenue we received to continue to be lower in the second half of 2015, likely less than $300 million in each of the third and fourth quarter.

Correspondingly, we expect to have a lower level of premium tax expense in the third and fourth quarter which offsets the revenue reduction, reduction with no impact on earnings. That is why we focus our discussion on premium and service revenues, as these are more predictable and better subject to estimation.

Our consolidated health benefits ratio was 89.1% this quarter compared to 88.9% in the second quarter of 2014 and 89.8% in the first quarter of 2015. The 20 basis point increase from last year primarily reflects higher health benefit ratios on new programs in two of our states. Sequentially the 70 basis point reduction from our first quarter HBR is due to seasonality, as the first quarter is normally our highest HBR quarter, and the second quarter is typically one of our lowest HBR quarters. And for the second quarter, 22% of our premium and service revenues came from new business and 78% from existing business. The HBR for our new business was 91.3% and 88.5% for our existing business.

During the second quarter we updated our analysis of the three Rs related to the health insurance marketplace for 2014 and 2015 as additional information became available from CMS. Overall, we continue to be in a net payable position with amounts payable for the risk quarter, risk adjustment, and minimum loss ratio components.

The marketplace business continues to perform ahead of our original expectations and the adjustments recorded in the second quarter were relatively minor. As an example, CMS announced the change to the reinsurance provisions for 2014 to now pay 100% of the cost versus the 80% previously covered. The impact of this change was a $3 million gross increase in our reinsurance receivable but after considering the affect on the calculations for the risk corridor and the minimum loss ratio, the net impact to us was only a positive $200,000.

Our general and administrative expense ratio was 8.5% this quarter compared to 8.6% last year and 8.5% in the first quarter. The decrease from last year is a result of our increased scale. And business expansion cost totaled $0.05 in the second quarter not including the merger related expenses, compared to $0.06 last year.

Investment income was 10 million in the second quarter compared to 7 million in the second quarter of 2014 and 9 million in the first quarter. The increase between years results from our higher level of invested balances. Interest expense was 11 million this quarter compared to 9 million last year and 10 million in the first quarter, reflecting our higher level of borrowing.

Our effective tax rate was 48.8% in the second quarter compared to 49.5% last year and 49.2% in Q1. Our diluted earnings per share from continuing operations was $0.72 this year compared to $0.39 last year, which was $0.47 adjusted for an $0.08 impact related to the health insurer fee. Diluted shares outstanding were 123 million shares compared to 119.4 million shares last year.

As of June 30th, we had 3.7 billion of cash, investments, and restricted deposits including $82 million held by unregulated entities. Our risk based capital continues to be in excess of 350% of the authorized control level. Total debt was 1.1 billion at June 30th, including $150 million of borrowings under our revolving credit agreement. Our debt to capital ratio was 35.7% excluding our $69 million non-recourse mortgage note.

Medical claims liabilities totaled 2.1 billion at June 30th, and represented 45.5 days in claims payable. Cash flow from operations was 350 million in the second quarter representing 4 times net earnings. Our updated 2015, full year guidance numbers are premium and service revenues 20.8 billion to 21.2 billion, diluted earnings per share $2.74 to $2.82, consolidated health benefit ratio 89.1% to 89.5%, general and administrative expense ratio 8.0% to 8.4%, the effective income tax rate 48% to 50%, and diluted shares outstanding, 123 to 124 million shares.

Our guidance numbers do not include any merger- related cost expected to be incurred with the Health Net transaction which we expect to close in early 2016. For 2015 we expect to incur cost of $0.10 to $0.15 per share. Additionally, we have not included any impact from acquisitions which have not yet closed such as Oregon. Business expansion costs are estimated to be between $0.23 and $0.27 per share for the year, excluding any Health Net related merger cost.

This concludes my remarks and as a reminder, the purpose of today’s call is to discuss our second quarter and we ask that you keep your questions focused on our results. Thank you for your cooperation and operator, you may now open the line for questions.

QUESTION AND ANSWERS

Operator

Thank you. We will now begin the question and answer session. To ask a question you may press star then one on your telephone keypad. If you’re using a speakerphone please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time we’ll pause momentarily to assemble our roster.

Our first question is from Josh Raskin of Barclays. Please go ahead.

Joshua Raskin l

Hi, thanks, good morning.

Michael F. Neidorff

Good morning

Joshua Raskin

Good morning Michael. The first question, just wanted to make sure, the merger cost so, you incurred $0.01 in the second quarter so that’s not included in guidance but your guidance includes the $0.73 second quarter, is that right?

William N. Scheffel

Correct, basically I would use $0.73 for Q2 because for the year we are saying our guidance numbers do not include any of the merger related expenses.

Joshua Raskin

Okay, that is good enough. And then just the Healthy Kids contract in Florida, could you remind us if there is potential opportunity in terms of membership size?

Jesse N. Hunter

Josh, it is Jesse. So, I think probably the best way to think about this is it is a separate contract in Florida so it really strengthens our broader Florida footprint. As we mentioned in the comments, it takes us from what has been historically a very small participation in that contract. I would say deminimous amount of membership to a state wide presence. So, it is going to be as a more important as diversification in the market than it is from an absolute kind of membership — absolute membership perspective. So I think if we want to give aggregate number of members but I think it is less than 50,000 members.

Joshua Raskin

In terms of the overall market or your potential opportunity?

Jesse N. Hunter

Yeah, that would be our potential so, go like if you want to narrow the range you would say between 20,000 and 30,000, something along those lines.

Joshua Raskin

Okay, perfect. And then just on the MA side, there is some larger transactions obviously in the market, there could be some divestitures of MA plans, I am just curious, Michael, your perspectives on growing Medicare advantage, would you look at some of these potential divestitures and would they have to be in your existing markets, how should we think about the Medicare strategy?

Michael F. Neidorff

I think, obviously, if there is some narrowing in good markets and there are good books of business we would be willing to look at them and be clearly responsive fairly quickly. Obviously, if it is in existing market it’ss a lot easier to make that decision because it is a tuck in. If it is a new market it has to be big in size and scale to make it worthwhile setting up an organization for it. So, you know, it is going to be a case by case basis, but we would clearly be willing to look at that.

Joshua Raskin

Okay, that makes sense. Perfect, thanks.

Michael F. Neidorff

Thank you.

Operator

Our next question is from Peter Costa of Wells Fargo. Please go ahead.

Peter Costa

Good morning.

Michael F. Neidorff

Good morning

Peter Costa

My question relates to the loss ratio on the Medicaid, CHIP, Foster Care, and health insurance marketplace businesses rated by 90 basis points, is that tied to the two states that you referenced, simply describe which two states that was and exactly what is going on with that loss ratio there?

William N. Scheffel

Sure thing, the main thing is that we have got — it happens from time to time — new programs start up with higher HBRs and so we have new programs in Illinois and the Florida MMA program. MMA program, for example, we still run high and it has been much discussed.

Peter Costa

So, are those the two states that you called out earlier?

William N. Scheffel

Yes.

Peter Costa

And it is all brought really in that line item, not so much of a Florida LTC business which is in the ABD though?

William N. Scheffel

Correct, the Florida LTC has improved year-over-year as that was more or less rate adjustments were made in the fourth quarter of 2014.

Peter Costa

Right, can you tell me where that stands in terms of getting the Florida rates and has business improved?

Michael F. Neidorff

We are in constant discussions, we will exchange the information. Our actuaries are talking and so we continue to work with them and we always found Florida to be very responsive and we believe we will work it out. Rone, anything you would add to that.

K. Rone Baldwin

No, it is exactly as you said Michael. We have continued to work with the state and they have been a good partner in the past and we believe that will manifest itself here again.

Peter Costa

Okay, thank you very much.

Operator

Our next question is from Kevin Fischbeck of Bank of America. Please go ahead.

Kevin Fischbeck

Alright, great. Thanks. Can you talk a little about the duals? Obviously you are adding another state soon, but we’ve seen lot of initial enrolments out of the duals and in almost every state and then there tends to be a plateau and actually a little bit of a pullback. Can you give a little bit of a color on your conversations with the states about how to make this program a little bit more sustainable and one that can actually grow?

William N. Scheffel

Well, we do have discussions with the states on how to counteract that trend but equally one of the biggest drivers of it is the attitude of the provider community about moving people into managed care programs versus deeper service Medicare and that’s something that we’re aggressively attacking. Also by pointing out as we do in many other situations why managed care is beneficial overall for members, providers, and for the state and government partner. So we are actively engaged and marketing to the provider community as well.

Michael F. Neidorff

I think they really need to understand the case management capabilities we have and how it’s really very supportive of the providers versus the traffic.

Kevin Fischbeck

Okay, and then Bill you mentioned the seasonality this year being more even, is that what we should be expecting next year as well, or how do we think about normal seasonality in 2016 and beyond?

William N. Scheffel

I don’t think we are prepared to get into 2016 yet at this point. I think what I said back in June and still say today is we felt that it was a more even distribution for Q2, Q3, and Q4 of 2015 and in December we can talk maybe a little bit more about the seasonality for 2016.

Kevin Fischbeck

Okay, and then last question; I don’t know if you can answer it but, as going to back to my question before about Florida’s rate negotiations, is there any way to think about the 0% to 1% as far as how you are thinking about Florida and Georgia, how dependent are those two states, as far as hitting that range?

K. Rone Baldwin

I think the 0% to 1% is an aggregate number and it encompasses the range of what we think the outcomes are going to be in Florida and what we are seeing in Georgia as well.

Michael F. Neidorff

Which will be more than 0% to 1%.

K. Rone Baldwin

Yes.

Kevin Fischbeck

Okay, great. Thanks.

Operator

Our next question is from A. J. Rice of UBS. Please go ahead.

A. J. Rice

Hi, everybody. Thanks for the question. Looks like you had another strong quarter and your service revenue is up 20% year-to-year and 30 million sequentially. Can you talk a little bit more about what the drivers behind that growth were in the quarter?

William N. Scheffel

Sure. Two things I would say is year-over-year we now have the Chicago County Care contract included in our results that started July 1, 2014, but on the revenue side. Then from a performance standpoint, I think we just had near favorable performance from several of our units that are included in the service revenue component.

A. J. Rice

Okay, and then looking at the cost of services for that business as well, also been improvement 400 basis points year-to-year and 180 sequentially, is that just the leverage on the revenues or anything else worth highlighting there?

William N. Scheffel

I would just say that’s a favorable performance that I mentioned in several of the units to make up the service revenue component.

A. J. Rice

Okay and then I might just finally say on the proposed rule out of CMS related to Medicaid managed care, I know you guys have generally been supportive of that. We did note that Medicaid health plans of America seems to be the one of the trade associations seems to be expressing some concern, almost seems like it’s more a question just whether they think CMS should be promulgated to rule as opposed to specifics, but I wondered if there is any update and you are thinking on that whole situation?

Michael F. Neidorff

I think our response just went in yesterday so I don’t want to front run the CMS on it. But on balance, we are still very comfortable with what they’re doing. Now we can see some balance regulations here, and we particularly like the actuarial soundness being reaffirmed and by rates but we think that’s a very constructive important change. So on balance, I am going to leave it at that until we get our full reports but we agree with most of what’s there.

A. J. Rice

Okay, great. Thanks a lot.

Operator

The next question is from Dave Windley of Jefferies. Please go ahead.

David Styblo

Good morning, it is Dave Styblo in for Windley. First question, just wanted to take a step back and go back to your Investor Day. I think you guys spoke to premium service revenue, at that time your line of sight were growing to $24 billion plus, so I think that translates into something like mid to high teens top line growth. I am wondering about the bottom line or EPS growth, do you guys think that you can grow faster than that as business matures from this year and you gain more scale, or are there going to be some other mitigating factors or offsets that might take that EPS growth more in line or even slower than the top line?

Michael F. Neidorff

I think, I will start and Bill will add to it. It is going to be a matter of product mix, timing, and different factors. Obviously, as the business matures we would expect to see some margin expansion in existing businesses. But it is once again the mix of new products coming in. Anything you want to add.

William N. Scheffel

Well, typically, at our Investor Day in June we try to give some idea about the visibility we have on growth for 2016 on the premium service revenue line level. We don’t really get into the earnings per share numbers. At that point in time we try to wait till will get 2016 guidance on that. But clearly, we would expect to have a reasonable percentage growth in earnings that were going over at the top line.

David Styblo

Sure, okay. And then just taking a look at the DC peak here, I know it is flat sequentially but just as I look at the claims or payables here you are up 7% sequentially. Premiums were up 9%, that a little the inverse of what happened so, can you give us little bit more insight as to why the premiums are growing a little bit slower than the payables there?

William N. Scheffel

I think there is nothing particularly special there. At any point in time at the end of any quarter there is certain amount that is in transition set to pay or just paid, or things like that. So, I wouldn’t draw any particular conclusions in those relationships.

David Styblo

Okay, thanks.

Operator

Our next question is from Sarah James of Wedbush Securities. Please go ahead.

Sarah James

Thank you. SG&A came in better than I had expected, can you talk a little bit about what helped you in the quarter and then as you look forward, if we take out the $0.05 business expansion cost so maybe SG&A would have been closer to 7.3, how does that compare to how you view Centene’s long-term opportunity, given the fixed cost leverage as you grow your revenue?

William N. Scheffel

I think that the G&A ratio for the quarter was 8.5%, which was consistent with the first quarter, consistent with our expectations. I think we talked at the Investor Day about the business expansion cost being in the $0.50 range a year, of $0.25 range now that is presplit. But as a percentage of our revenue it was continuing to decrease. We had a slide on that. We believe that’s a necessary element of our growth and would continue forever, so to speak, in the sense of having those business expansion cost as we incurred a lot of cost prior to the time we start the revenue generation, particularly in de-novos and new states. So, that is just an ongoing part of the business we would expect to have.

We do expect that as we continue to grow our G&A, the scale will be that the G&A ratio will fall and we showed, I think, some of the components of that also at our Investor Day to show that the core G&A has continued to fall over the last several years. And we believe that will continue to some level. It will tail off at some point because you will reach the limitations there.

Sarah James

And in the quarte,r was there anything specific that helped you on SG&A in the second quarter?

William N. Scheffel

No, I don’t think there is anything, any unusual items in the quarter from that regard.

Sarah James

And last question here, as we think about RSPs on the horizon, North Carolina was one of the largest, 10 billion we were estimating, and I know that the state was waiting for the SCOTUS ruling before deciding whether or not to move forward and I am just wondering now that we are past service, does Centene’s discussion for the state there was a sense of whether or not conversion to managed care was still on the table and what type of time frames we could see some movement?

Michael F. Neidorff

Jesse, you are closest to it.

Jesse N. Hunter

Yes, Sarah this is Jesse. I think that we talked a little bit at Investor Day about we haven’t got the range of stages of participation. Various states are thinking about Medicaid managed care. I think we had a reference to North Carolina as one of the states that is in the earlier stages. So, I think that’s why I would continue to characterize it. So I think there is, we do believe there is longer term opportunity there but there is a lot of pieces that need to come into place in order for that opportunity really come to fruition. But as you said it is a meaningful opportunity and one that is still is high on our radar.

Sarah James

Thank you.

Operator

Our next question is from Brian Wright of Sterne Agee CRT. Please go ahead.

Brian Wright

Thanks, good morning. Two real quick questions, just to clarify, so the premium taxes in the first quarter were elevated because of the hospital assessment pass through payments, is that right?

William N. Scheffel

Yes, they were higher in the first quarter by 48 million compared to the second quarter, those are all pass throughs.

Brian Wright

And then just lastly, when you guys report your statutory results you have a profit load from the corporate parent that you push down to the statutory sub, is that right?

William N. Scheffel

We have a management fee which is used at the statutory level. But one other thing too I think when people look at statutory financials I think they need to also be thinking about how the statutory accounting works for the health insurer fee in these years now. In particular, for statutory purposes, the help insurer fee is essentially expensed on day one in the statutory financials i.e. January 1 and then revenue was recognized ratably through the quarters. So there is that mismatch on an interim basis on the statutory financials that I think people should take into consideration.

Brian Wright

Great, thank you.

Michael F. Neidorff

Thank you Brian.

Operator

Our next question is from Chris Rigg of Susquehanna Financial Group. Please go ahead.

Chris Rigg

Good morning, just wanted to follow up on a question from earlier with regard to the duals, when you guys talk about pressure from providers or the beneficiaries to opt out of the Medicare side, are we really talking about post-acute providers and if that’s the case, is it primarily nursing homes or home health, how do we think about where the pressure is coming from?

Michael F. Neidorff

I think some of the whole series and any of the providers you can find at different times providing that pressure. And I think that’s why we are working so hard on the education side to let them know that we really are going to make things better and easier and less complicated for them because of what we do. Our case and other systems that are really model medical management system that can serve them very well and that’s the approach we are taking. And I think in Ohio our opt out rates were around 32%.

Chris Rigg

Right around that a little bit north of that.

Michael F. Neidorff

It is coming down a little bit so we’ll continue to work at it and it’s a long process, it’s not an instant fix.

Chris Rigg

Okay and just while we’re on the duals, maybe this is obvious when I look at the 19,700 enrollees, is that net of the opt out or is the opt out a component of 19,700?

Michael F. Neidorff

That’s net.

Chris Rigg

Okay and then just on the MTR guidance,e I know it wasn’t a major tweak but it’s still not crystal clear why you took it down 10 basis points, can you elaborate on that a little bit? Thanks a lot.

William N. Scheffel

Sure, we lowered our HBR guidance ratio by 10 basis points on each end as our estimates for the HBR for the year are a little lower than they were maybe at the beginning of the year and felt that was appropriate.

Michael F. Neidorff

And when you do that, you try to give your best thoughts at that point in time.

Chris Rigg

Okay, alright. Great, get it. Thanks a lot.

Operator

Our next question is from Gary Taylor of J.P. Morgan. Please go ahead.

Mr. Taylor your line is open.

Gary Taylor - J.P. Morgan

I am sorry. Can you hear me?

Michael F. Neidorff

Yes.

Gary Taylor

Okay, great, thanks. Just a few quick questions; first, I wanted to see if you were still expecting the Iowa contract awards to come out either this week or next?

Michael F. Neidorff

Jesse?

Jesse N. Hunter

Yes, our understanding just again based on either publicly available information is that the state would intend to make an award in the middle of August.

Gary Taylor

Okay, middle of August, okay.

Michael F. Neidorff

But we have already seen enough to know that these states are a movable feast at times.

Gary Taylor

Okay, fair enough. I had a quick question since I wasn’t following you a year ago, when we look at the second quarter of 2014, especially services, health benefit ratios was really low, outlier low, out of trend even with respect to where 2014 was running. So I am assuming there were some unusual revenue in the segment, maybe, that was driving that, is there a quick explanation for that?

William N. Scheffel

I think in some of our businesses there were two things: one our individual health business historical consult to get favorable results in that period and we also had some favorable adjustments in one of our Arizona businesses.

Gary Taylor

Okay, and then last question, maybe for Michael, just try to slide something in here. At Investor Day you had talked about feeling you were at a point of decisive scale to pursue international expansion. I am just wondering if there is any change in the thinking there, given the size of the pending Health Net acquisition?

Michael F. Neidorff

We continue down the track of our international expansion in a very methodical, responsible way and it’s served us very well. Anything you want to add?

Unidentified Company Representative -

No, I would just say that we are continuing as planned and we continue to look for opportunities that make sense for us. and that’s what our current plan is.

Gary Taylor

Okay, thank you.

Michael F. Neidorff

Thank you.

Operator

Our next question is from Andy Schenker of Morgan Stanley. Please go ahead.

Andrew Schenker

Thanks, good morning. So just following up on the lower HBR guidance. At the Analyst Day you suggested you saw some favorable medical cost trends in the second quarter and you weren’t assuming those would carry over into the second half of the year. Does the updated outlook now assume utilization benefit does carry forward or is that still potential upside in the second half of the year and one month into the third quarter, have you seen utilization remain at lower levels?

William N. Scheffel

Well, our guidance numbers are expected HBR for the whole year, for 12 months. And so what we’ve seen in the first half is the normal seasonality first quarter, you have flu second quarter, absence of flu and lower cost. Second half of the year we would expect to be in the range that we provided. I think that we are not necessarily expecting it to be much lower given that the second quarter is usually our more favorable quarter. But we’ll wait and see at this point.

Andrew Schenker

Okay and then maybe just following up on your other comments and services revenue, it’s safe to assume that 490 is a good run rate for the second half of the year or is there any seasonality of that business and then thinking about it going forward should it really be growing in line with membership at this point or are there other catalysts that could cause them to accelerate in these levels of things?

William N. Scheffel

That’s a reasonable level for the second half of the year it can be a little choppy from quarter to quarter depending on a couple of different things. But I think that that’s the normal run rate. There is less correlation between total memberships at times in some of those businesses. So I wouldn’t totally use that as my predictor.

Andrew Schenker

Okay and just one last one real quick on the number of employees, they jump by another thousand people this quarter. Is that tied just to membership growth in general or is that maybe the Agate and Fidelis acquisitions or staffing ahead of Health Net, any clue there would be helpful? Thank you.

Michael F. Neidorff

It’s really just — Agate has its employees and we’ll continue to support that as appropriate. But the way that business is growing we said it was up 39%, 38% so you can expect the employment pace to grow.

William N. Scheffel

I think that increase is relatively consistent from quarter-to-quarter. We provide the last five quarters in our press release in terms of employees and you can see a steady increase every quarter.

Andrew Schenker

Okay, thank you.

Operator

The next question is from Ana Gupte of Leerink Partners. Please go ahead.

Ana Gupte Yes, thanks, good morning. Following up on the Florida rates, yesterday Magellan has said that they are including it in the guidance and it’s just my understanding, and I could be wrong, that they were eluding to a broader rate increase in the mid single digits and then for there – mainly population in low to mid but doesn’t sound like you are baking in anything or expecting anything. Am I misunderstanding something that they are saying because we are clearly including our ratings based on that guidance?

William N. Scheffel

Our guidance includes expected rate increase in Florida for September 1, which is greater than 0 to 1 average for the whole company. But still that’s still in discussion stage on several fronts. So we don’t want to give specific numbers.

Ana Gupte So then might be some upside based on your discussion, is that how relations need it?

Michael F. Neidorff

We are not going to say something that we can forecast downside on but we try to put realistic numbers in our guidance and what we have in now we think is a realistic expectation and I agree not paid attention what others really like.

Ana Gupte Okay, alright, that’s helpful. Secondly, on Georgia, can you give us an update on when that contract award is expected and when one of the parties sitting has said that essentially they are negotiating for the fourth potential add to get more than just the auto assigned membership, is there any change in how the RFP has been contemplated?

Jesse N. Hunter

Hi Ana, it is Jesse. So I don’t think we can comment on what other people are talking about with respect to other people trying to enter the market. I think we continue to stand by our performance in that contract over the last number of years and the quality of our response. And I think on the first part the timing is always a little bit open but we do expect sometime I think August is probably the best window that we would communicate at this point for anticipated award.

Ana Gupte Okay, thanks. That’s helpful and finally just following up on Andy’s question on trend, any comments on what type of utilization you are seeing in your general population as far as the maturity and so on and how that compares to whatever degree you do service — and exchanges?

Michael F. Neidorff

I said in my prepared remarks that we anticipate the trends to remain stable.

Ana Gupte Okay, so no change at all, alright. And how does that compare to public exchanges and expansion, any color at all?

Michael F. Neidorff

I think we just look at across the whole book of business and we see it as a stable business, they were trend.

Ana Gupte

Alright, thanks so much. Appreciate it.

Operator

Our next question is from Christopher Benassi of Goldman Sachs. Please go ahead.

Matthew Borsch

Hey, it’s actually, sorry it’s Matt Borsch. Just a question at a very high level ,what’s your outlook for the potential for more states to join the ACA Medicaid expansion between now and the November 2015 election?

Michael F. Neidorff

I think a lot of states look at it. It’s really a political thing between the governors and their legislators and I think trying to hazard how many are going to do what would be a little foolhardy going into a national election on the 16th.

Matthew Borsch

Fair enough, and just secondly you got a question earlier and I appreciate your comment on the timing for the statutory financials on expensing of the insurer fee but when we look back at full year 2014, and I think 2013 as well, was we aggregate all the statutory subs, we come up to an aggregate loss versus obviously profits that you report at consolidated level for those time periods. My understanding from a little bit I’ve got from you guys have said a lot of it relates to the specialty subs are the ones capturing that profit, is that the right way to look at it or is it really more the management fee?

Michael F. Neidorff

It’s a combination with the management fees in there and that has a lot to do with we’ve talked about historically.

Matthew Borsch

Okay, thank you.

CONCLUSION

Operator

That concludes today’s question-and-answer session. I would like to turn the conference back over to Mr. Neidorff for any closing remarks.

Michael F. Neidorff

Well, thank you. We appreciate your interest and look forward to talking to you at the end of Q3. Thank you.

Forward Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.